July 12, 2024

Division of Corporation Finance

Disclosure Review Program
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
U.S.A.

Attention:	Tyler Howes

Andrew Mew

Jennifer Gowetski

China Life Insurance Company Limited

Form 20-F for the Fiscal Year ended December 31, 2022

Dear Mr. Howes, Mr. Mew and Ms. Gowetski:

We refer to your letter dated September 22, 2023 (the “Comment Letter”), to China Life Insurance Company Limited (the “Company”) containing comments of the Staff of the Securities and Exchange Commission (the “Staff”) relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (File No. 001-31914) (the “2022 Form 20-F”).

The Company is grateful for the comments from the Staff, and has carefully considered the matters raised in the Comment Letter. On behalf of the Company, we have set forth below their response to the Comment Letter.

Comment:

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 159

1.	Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your disclosure. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Response:

●	In determining the percentage of shares of the Company owned by Chinese governmental entities and if the Chinese governmental entities have a controlling financial interest with respect to the Company, the Company reviewed and relied upon the following information:

(i)	the list of top 200 shareholders of the Company’s A shares obtained from China Securities Depository and Clearing Corporation Limited (a securities depository and clearing institution jointly owned by the Shanghai Stock Exchange and the Shenzhen Stock Exchange, each holding a 50% stake), the list of top 200 shareholders of the Company’s H shares obtained from Computershare (the registrar and transfer office of the Company’s H shares), and information obtained from China Life Insurance (Group) Company (“CLIC”, the controlling shareholder of the Company), which showed that CLIC owned 68.37% interest in the Company.

(ii)	the information obtained from the National Enterprise Credit Information Publicity System[1], and the Annual Information Disclosure Report of CLIC prepared and disclosed pursuant to the requirements of the National Financial Regulatory Administration (“NFRA”) (available on CLIC’s website[2] and the website of the Insurance Association of China3), which showed that CLIC was 100% owned by the Chinese governmental entities as follows:

−	Ministry of Finance of the People’s Republic of China (“PRC”) owned 90% of CLIC; and

−	the National Council for Social Security Fund[4], a public institution under the administration of the Ministry of Finance of the PRC, owned 10% of CLIC.

(iii)	the list of top 200 shareholders of the Company’s A shares obtained from China Securities Depository and Clearing Corporation Limited and list of top 200 shareholders of the Company’s H shares obtained from Computershare, which showed that each of the other entities that is directly or indirectly controlled by the PRC government and that holds the Company’s shares through purchase in public market or strategic investment owned no more than 3% of the Company’s shares as of December 31, 2022.

●	The Company did not rely upon any legal opinions or third-party certifications such as affidavits as the basis for the disclosures in response to Items 16I(b)(2) and (b)(3). The Company believes that the procedures carried out by it to provide the disclosures required by Items 16I(b)(2) and (b)(3), however, were adequate to ensure the accuracy and completeness of the disclosures.

[1]	Available at https://www.gsxt.gov.cn/index.html.

[2]	Available at https://www.chinalife.com.cn/chinalife/xxpl/gkxxpl/ndxx/.

[3]	Available at https://icidp.iachina.cn/?columnid_url=201510010001.

[4]	The National Council for Social Security Fund is considered a Chinese governmental entity for purpose of preparing the 2022 Form 20-F and this response to the Comment Letter.

2.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm whether the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure. Please also clarify for us whether Mr. Li Mingguang is an official rather than just a member of the Chinese Community Party.

Response:

●	As disclosed in Exhibit 8.1 of the 2022 Form 20-F, the following were the significant consolidated foreign operating entities of the Company (each of the following five entities is hereinafter referred as a “CFOE”) as of April 14, 2023:

(i)	China Life Asset Management Company Limited

(ii)	China Life Franklin Asset Management Company Limited

(iii)	China Life Pension Company Limited

(iv)	China Life AMP Asset Management Co., Ltd.

(v)	China Life Wealth Management Company Limited

●	As disclosed in the 2022 Form 20-F, the following table sets forth the directors of the Company who were members of the Chinese Communist Party (the “CCP”) as of April 14, 2023 and their respective positions in the CCP.

Name	Position in the Chinese Communist Party	Positions with the Company
Bai Tao	Secretary to the Party Committee of China Life Insurance (Group) Company	Chairman of the board of directors and executive director
Zhao Peng	Member of the Party Committee of China Life Insurance (Group) Company and Secretary to the Party Committee of the Company	Executive director and president
Li Mingguang	Member of the Party Committee of the Company	Executive director, vice president and chief actuary
Wang Junhui	Secretary to the Party Committee of China Life Asset Management Company Limited	Non-executive director

●	The following table sets forth the directors of each of the CFOEs who were members of the CCP as of April 14, 2023 and their respective positions in the CCP.

Name	Position in the Chinese Communist Party	Positions with the CFOE
1. China Life Asset Management Company Limited
Cai Xiliang	Deputy Secretary to the Party Committee of China Life Insurance (Group) Company	Chairman of the board of directors and non-executive director
Li Mingguang	Member of the Party Committee of the Company	Non-executive director
Wang Junhui	Secretary to the Party Committee of China Life Asset Management Company Limited	Executive director
Huang Xiumei	Secretary to the Party Committee of China Life Property and Casualty Insurance Company Limited	Non-executive director
Shen Guohua	Secretary to the Party Branch of Investment Management Department of China Life Insurance (Group) Company	Non-executive director
Liu Qing	Secretary to the Party Branch of Finance Department of China Life Insurance (Group) Company	Non-executive director
Ye Lin	CCP member	Independent director
Xu Hongcai	CCP member	Independent director
Liu Yun	CCP member	Independent director
Xu Nianxing	CCP member	Independent director
Liu Anlin	CCP member	Non-executive director
2. China Life Franklin Asset Management Company Limited
Liu Xiaodong	Secretary to the Party Branch of China Life Franklin Asset Management Company Limited	Chairman of the board of directors, president and executive director
Chen Yingshun	CCP member	Independent non-executive director
Huang Xiumei	Secretary to the Party Committee of China Life Property and Casualty Insurance Company Limited	Non-executive director
Li Guo’an	Member of the Party Committee of China Life Healthcare Investment Company Limited	Non-executive director

Name	Position in the Chinese Communist Party	Positions with the CFOE
3. China Life Pension Company Limited
Cui Yong	Secretary to the Party Committee of China Life Pension Company Limited	Executive director and president
Zhang Linguang	Member of the Party Committee of China Life Pension Company Limited	Executive director, vice president and person in charge of finance matters
Shen Guohua	CCP member	Non-executive director
Yu Yong	Member of the Party Committee of China Life Asset Management Company Limited	Non-executive director
Jia Xiangsen	CCP member	Independent director
Wang Zimin	CCP member	Independent director
4. China Life AMP Asset Management Co., Ltd.
Wang Junhui	Secretary to the Party Committee of China Life Asset Management Company Limited	Chairman of the board of directors
Liu Fan	Member of the Party Committee of China Life Asset Management Company Limited	Director
E Hua	Deputy Secretary to the Party Committee of China Life AMP Asset Management Co., Ltd.	Director and general manager
Yang Jinguan	CCP member	Independent director
Luo Qi	CCP member	Independent director
5. China Life Wealth Management Company Limited
E Hua	Deputy Secretary to the Party Committee of China Life AMP Asset Management Co., Ltd.	Chairman of the board of directors
Han Zhanfeng	CCP member	Director
Liu Zhongjiang	Secretary to the Party Branch of Direct Investment Department of China Life Asset Management Company Limited	Director
Zhou Xiao	Secretary to the Party Branch of China Life Wealth Management Company Limited	Director and deputy general manager

●	Although the directors listed in the above table are CCP members and some of them hold CCP positions, the Company does not believe that any of these directors of the Company or CFOEs was an official of the Chinese Communist Party as of April 14, 2023, and respectfully submits that the steps taken by the Company to make this determination are as follows:

(i)	The Company notes that, neither the Holding Foreign Companies Accountable Act, the Holding Foreign Companies Accountable Act Disclosure (Release No. 34-91364 (Mar. 18, 2021)) and other relevant releases and statements issued by the SEC, nor the charter of the CCP (the “CCP Charter”), provide a definition or guidelines to determine who is an “official” of the Chinese Communist Party. Therefore, the Company followed what it believes is a common usage of the term, i.e. someone who plays a senior role within the organization overall and is able to act on behalf of, and direct the overall policy making of, such organization.

(ii)	The Company does not believe any of these directors of the Company and CFOEs are someone who plays a senior role within the CCP overall and is able to act on behalf of, and direct the overall policy making of, CCP, because:

a.	the Company believes that CLIC, the Company, China Life Asset Management Company Limited and other CFOEs where these directors hold CCP positions, are enterprises in nature, and none of these directors works in any Chinese governmental bodies or engaged in public duties akin to civil servants in the PRC;

b.	the roles and responsibilities of these directors within the CCP are limited to the management of the enterprise. They do not direct the overall policy making within the CCP, nor do they engage in any public or social management functions;

c.	none of these directors receives their compensation from Chinese government authorities; and

d.	their compensation does not come from the PRC national or local treasury.

(iii)	Based on the above, the Company does not believe that any of these directors as listed in the above table are CCP officials.

●	However, given that neither the Holding Foreign Companies Accountable Act, the Holding Foreign Companies Accountable Act Disclosure (Release No. 34-91364 (Mar. 18, 2021)) and other relevant releases and statements issued by the SEC, nor the CCP Charter, provide a definition or guidelines to determine who is an “official” of the CCP, the Company respectfully acknowledges that different readers may have different interpretations of the term “official”. Therefore, the Company provided in Item 16I of the 2022 Form 20-F the information relating to the CCP positions of the Company’s directors who are CCP members, and further provides in the table listed above in this response the information relating to the CCP positions of the directors of the CFOEs who are CCP members. The Company believes that this information has provided investors with sufficient and useful information regarding the Company.

●	In determining the above information, the Company reviewed and relied upon the following information:

(i)	confirmations obtained from the directors of the Company as to their biographies or their membership with the CCP and CCP positions for the purpose of preparing the 2022 Form 20-F; and

(ii)	written confirmations obtained from each of the CFOEs as to the membership with the CCP and CCP positions of their respective directors.

When making determinations, the Company considered the then current membership of a director with the Chinese Communist Party as of April 14, 2023.

The Company did not rely upon any third-party certifications such as affidavits as the basis for the disclosures mentioned above. The Company believes that the procedures carried out by it to provide the disclosures required by Item 16I(b)(4), however, were adequate to ensure the accuracy and completeness of the disclosures.

●	As noted above, as of April 14, 2023, Mr. Li Mingguang was a member of the CCP and a member of the Party Committee of the Company. Based on the considerations as discussed above, the Company does not believe that Mr. Li Mingguang was a CCP official as of April 14, 2023.

3.	Please note that 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. In that regard, we note that you have consolidated foreign operating entities incorporated in China as well as in Hong Kong according to exhibit 8.1. With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and confirm, if true, that you have disclosed the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities. Alternatively, please provide this information in your supplemental response.

Response:

●	The Company respectfully submits that the following table sets forth the significant consolidated foreign operating entities of the Company as disclosed in Exhibit 8.1 of the 2022 Form 20-F, the jurisdictions in which these CFOEs are incorporated, and the percentage of shares of the CFOEs owned by Chinese governmental entities as of April 14, 2023:

Name of the Entity	Jurisdiction of Incorporation	Percentage of Shares Owned by Chinese Governmental Entities
China Life Asset Management Company Limited	PRC	81.02%
China Life Franklin Asset Management Company Limited	Hong Kong	64.51%
China Life Pension Company Limited	PRC	56.96%
China Life AMP Asset Management Co., Ltd.	PRC	68.89%
China Life Wealth Management Company Limited	PRC	74.71%

●	The Company is incorporated in the PRC, and as disclosed under Item 16I of the 2022 Form 20-F, PRC governmental entities, through their wholly-owned entity CLIC, indirectly owned 68.37% of the Company’s shares as of April 14, 2023. PRC governmental entities have a controlling financial interest with respect to the Company.

●	In determining the percentage of shares of the CFOEs owned by governmental entities, the Company used its best endeavors to calculate and determine that[5], as of April 14, 2023:

(i)	China Life Asset Management Company Limited (“AMC”)

As of April 14, 2023, Chinese governmental entities, through the Company and CLIC, own an aggregate of 81.02% of the shares of AMC. Through these holdings, Chinese governmental entities have a controlling financial interest with respect to AMC.

In determining the percentage of shares of AMC owned by Chinese governmental entities, the Company reviewed and relied upon the following information:

a.	the information obtained from the National Enterprise Credit Information Publicity System;

b.	the Annual Information Disclosure Report of AMC prepared and disclosed pursuant to the requirements of the NFRA (available on AMC’s website[6] and the website of the Insurance Association of China); and

c.	information available on Qichacha (www.qichacha.com), a well-known database that provides shareholding information, business data, credit information and analytics on private and public companies in China.

This information showed that, as of April 14, 2023, the Company (which Chinese governmental entities own 68.37% of) owned 60%, and CLIC (which Chinese governmental entities own 100% of) owned 40%, of the shares of AMC, respectively.

(ii)	China Life Franklin Asset Management Company Limited (“Franklin AMC”)

To the best knowledge of the Company, the Company believes that, as of April 14, 2023, Chinese governmental entities, through AMC and China Life Insurance (Overseas) Co., Limited, owned an aggregate of 64.51% of the shares of Franklin AMC. Through these holdings, Chinese governmental entities have a controlling financial interest with respect to Franklin AMC.

[5]	The government ownership percentages derived from such calculations are approximate numbers, and the calculations do not take into account the shares that may be directly or indirectly owned by governmental entities through purchase in public market or strategic investment and that are tradable in public markets.

[6]	Available at https://www.clamc.com/channel/list/10944.html.

In determining the percentage of shares of Franklin AMC owned by Chinese governmental entities, the Company reviewed and relied upon the following information:

a.	the Annual Information Disclosure Report of AMC and information available on Qichacha (www.qichacha.com), which showed that AMC (which Chinese governmental entities own 81.02% of) owned 50%, Franklin Templeton Strategic Investments Limited[7] owned 26% and China Life Insurance (Overseas) Co., Limited owned 24% of the shares of Franklin AMC, respectively;

b.	the information obtained from the National Enterprise Credit Information Publicity System and information available on Qichacha (www.qichacha.com), which showed that China Life Insurance (Overseas) Co., Limited was 100% owned by the Chinese governmental entities through CLIC.

(iii)	China Life Pension Company Limited (“Pension Company”)

To the best knowledge of the Company, the Company believes that, as of April 14, 2023, Chinese governmental entities, through the Company, CLIC, AMC and China Credit Trust Company Limited, owned an aggregate of 56.96% of the shares of Pension Company. Through these holdings, Chinese governmental entities have a controlling financial interest with respect to Pension Company.

In determining the percentage of shares of Pension Company owned by Chinese governmental entities, the Company reviewed and relied upon the following information:

a.	the two official approvals issued by the China Banking and Insurance Regulatory Commission (“CBIRC”, which was restructured to form the NFRA in 2023) and the China Insurance Regulatory Commission (“CIRC”, which was merged with the China Banking Regulatory Commission (CBRC) to form the CBIRC in 2018), namely the Reply on Change of Shareholders of China Life Pension Company Limited (Yin Bao Jian Fu [2020] No.12) and the Reply on Change of Registered Capital of China Life Pension Company Limited (Bao Jian Xu Ke [2014] No.1179); and

[7]	Because Franklin Templeton Strategic Investments Limited is incorporated outside the PRC, and it is difficult for the Company to ascertain its complete shareholding structure, to the best knowledge of the Company, the Company believes that Chinese governmental entities do not own any shares in Franklin Templeton Strategic Investments Limited.

b.	the Annual Information Disclosure Report of Pension Company prepared and disclosed pursuant to the requirements of the NFRA (available on the website of Pension Company[8] and the website of the Insurance Association of China).

This information showed that, as of April 14, 2023, the Company (which Chinese governmental entities own 68.37% of) owned 70.74%, CLIC (which Chinese governmental entities own 100% of) owned 4.41%, AMC (which Chinese governmental entities own 81.02% of) owned 3.53%, China Credit Trust Company Limited9 owned 1.33% and AMP Limited10 owned 19.99% of the shares of Pension Company, respectively.

(iv)	China Life AMP Asset Management Co., Ltd. (“AMP AMC”)

To the best knowledge of the Company, the Company believes that, as of April 14, 2023, Chinese governmental entities, through AMC, owned an aggregate of 68.89% of the shares of AMP AMC. Through these holdings, Chinese governmental entities have a controlling financial interest with respect to AMP AMC.

In determining the percentage of shares of AMP AMC owned by Chinese governmental entities, the Company reviewed and relied upon the Annual Information Disclosure Report of AMC, which showed that AMC (which Chinese governmental entities own 81.02% of) owned 85.03%, and AMP Capital Investors Limited11 owned 14.97% of the shares of AMP AMC, respectively.

(v)	China Life Wealth Management Company Limited (“Wealth Company”)

As of April 14, 2023, Chinese governmental entities, through AMP AMC and AMC, owned an aggregate of 74.71% of the shares of Wealth Company. Through these holdings, Chinese governmental entities have a controlling financial interest with respect to Wealth Company.

In determining the percentage of shares of Wealth Company owned by Chinese governmental entities, the Company reviewed and relied upon the Annual Information Disclosure Report of AMC and information available on Qichacha (www.qichacha.com), which showed that AMP AMC (which Chinese governmental entities own 68.89% of) owned 52%, and AMC (which Chinese governmental entities own 81.02% of) owned 48% of Wealth Company, respectively.

[8]	Available at https://www.chinalifepension.com.cn/chinalifepension/gkxxpl/ndxx/index.html.

[9]	Based on the information obtained from the National Enterprise Credit Information Publicity System and information available on Qichacha (www.qichacha.com), China Credit Trust Company Limited has 15 shareholders, most of which are entities owned or controlled by Chinese governmental entities. Therefore, for purpose of simplifying the calculation, the Company has assumed that China Credit Trust Company Limited is 100% owned by Chinese governmental entities.

[10]	Because AMP Limited is incorporated outside the PRC, and it is difficult for the Company to ascertain its complete shareholding structure, to the best knowledge of the Company, the Company believes that Chinese governmental entities do not own any shares in AMP Limited.

[11]	Because AMP Capital Investors Limited is incorporated outside the PRC, and it is difficult for the Company to ascertain its complete shareholding structure, to the best knowledge of the Company, the Company believes that Chinese governmental entities do not own any shares in AMP Capital Investors Limited.

*                       *                      *                       *                       *

If you have any questions or comments regarding the foregoing, please contact the undersigned at +44 20 7786 9140 or nppellic@debevoise.com.

Very truly yours,

/s/ Nicholas P. Pellicani
Nicholas P. Pellicani